UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Note: Regulation S-T Rule 10l(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

EUREKA ENERGY LIMITED

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

AUSTRALIA

(Jurisdiction of Subject Company’s Incorporation or Organization)

AURORA OIL & GAS LIMITED

(Name of Person(s) Furnishing Form)

ORDINARY SHARES

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Eureka Energy Limited Attn: Company Secretary Level 20, 77 St. George’s Terrace Perth, Western Australia, Australia 6000 (Telephone: +61 8 9440 2640)

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

APRIL 30, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

1	Bidder’s Statement on market offer by Aurora Oil & Gas Limited to acquire all ordinary shares in Eureka Energy Limited.*

4	Supplementary Bidder’s Statement on market offer by Aurora Oil & Gas Limited to acquire all your ordinary shares in Eureka Energy Limited.**

*	Previously furnished on Form CB furnished with the Securities Exchange Commission on September 14, 2012.
**	Furnished herewith.

Item 2. Informational Legends

N/A

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

2	“Aurora Makes Unconditional On-Market Cash Offer for Eureka” was made publicly available in accordance with the requirements of Aurora Oil & Gas Limited’s home jurisdiction.*

3	“Aurora Acquires Majority Control of Eureka and Offer Period is Automatically Extended” was made publicly available in accordance with the requirements of Aurora Oil & Gas Limited’s home jurisdiction.**

5	“Aurora Finalizes Offer Terms and Appoints Representatives to Eureka Board” was made publicly available in accordance with the requirements of Aurora Oil & Gas Limited’s home jurisdiction***

*	Previously furnished on Form CB furnished with the Securities Exchange Commission on September 14, 2012.
**	Previous furnished on Form CB furnished with the Securities Exchange Commission on September 14, 2012.
***	Furnished herewith.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Form CB furnished with the Securities Exchange Commission on September 14, 2012, Aurora Oil & Gas Limited filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change in the name or address of the agent for service of process of Aurora Oil & Gas Limited shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Darren Wasylucha
By:	Darren Wasylucha
Title:	Executive Vice President - Corporate Affairs
Date:	September 14, 2012

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